SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Scorpio Bulkers Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

Y7546A106

(CUSIP Number of Class of Securities)

Michael Kelly, Esq.

Monarch Alternative Capital LP

535 Madison Avenue

New York, NY 10022

Telephone: (212) 554-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

June 9, 2015

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. Y7546A106	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Monarch Debt Recovery Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,127,172*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,127,172*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 14,127,172*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.84%*
14	TYPE OF REPORTING PERSON CO

*	Reflects beneficial ownership as of June 9, 2015.

SCHEDULE 13D

CUSIP No. Y7546A106	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Monarch Alternative Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,004,850*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,004,850*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 34,004,850*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.86%*
14	TYPE OF REPORTING PERSON PN, IA

*	Reflects beneficial ownership as of June 9, 2015.

SCHEDULE 13D

CUSIP No. Y7546A106	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON MDRA GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,004,850*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,004,850*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 34,004,850*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.86%*
14	TYPE OF REPORTING PERSON PN, HC

*	Reflects beneficial ownership as of June 9, 2015.

SCHEDULE 13D

CUSIP No. Y7546A106	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Monarch GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,004,850*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,004,850*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 34,004,850*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.86%*
14	TYPE OF REPORTING PERSON OO, HC

*	Reflects beneficial ownership as of June 9, 2015.

Item 1.	Security and Issuer

This Schedule 13D relates to Common Shares, par value $0.01 per share (“Common Stock”), of Scorpio Bulkers Inc. (the “Issuer” or the “Company”) having its principal executive offices at 9, Boulevard Charles III, Monaco 9800.

Item 2.	Identity and Background.

(a)	This Schedule 13D is filed jointly by:

(i) Monarch Debt Recovery Master Fund Ltd (“MDRF”), with respect to shares of Common Stock, of the Issuer owned by MDRF directly (the “MDRF Common Stock”);

(ii) Monarch Alternative Capital LP (“MAC”), which serves as advisor to a variety of funds (such funds collectively, the “Funds”) with respect to shares of Common Stock of the Issuer directly owned by the Funds (including the MDRF Common Stock);

(iii) MDRA GP LP (“MDRA GP”), which is the general partner of MAC, with respect to shares of Common Stock indirectly beneficially owned by virtue of such position; and

(iv) Monarch GP LLC (“Monarch GP”), which is the general partner of MDRA GP, with respect to shares of Common Stock indirectly beneficially owned by virtue of such position.

MDRF, MAC, MDRA GP and Monarch GP are sometimes collectively referred to herein as the “Reporting Persons.”

Set forth on Schedule I hereto is the (i) name, (ii) business address, (iii) present principal occupation or employment, and (iv) citizenship of all of the directors and executive officers or persons holding equivalent positions of each of Monarch GP and MDRF (the “Scheduled Persons”, each a “Scheduled Person”).

(b) The address of the principal business and principal office of MAC, MDRA GP and Monarch GP is 535 Madison Avenue, New York, New York 10022. The address of the principal business and principal office of MDRF is c/o Intertrust Corporate Services (Cayman) Limited, Walker House, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands. Schedule I hereto sets forth the principal business address of each Scheduled Person.

(c) The principal business of MAC is to serve as investment advisor to, and to control the investment activities of, the Funds. The principal business of MDRA GP is to serve as general partner of MAC. The principal business of Monarch GP is to serve as general partner of MDRA GP. The principal business of MDRF is to invest and trade in securities and make other investments. Schedule I hereto sets forth the principal occupation or employment of each Scheduled Person.

(d) None of the Reporting Persons, nor, to the best of their knowledge, any Scheduled Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor, to the best of their knowledge, any Scheduled Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

Item 3.	Source and Amount of Funds or Other Consideration

The Funds expended an aggregate of approximately $156,324,544.36 of their own investment capital in direct transactions with the Issuer and in open market transactions to acquire the 34,004,850 shares of Common Stock held by them.

Item 4.	Purpose of Transaction

The initial and subsequent purchases of the Common Stock of the Issuer by the Reporting Persons were for investment purposes in the ordinary course of business, and not with the purpose or effect of changing or influencing the control or management of the Issuer and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of Common Stock of the Issuer. On June 9, 2015, the Reporting Persons learned of a contemplated public offering of additional Common Stock by the Issuer. On the same date, the Reporting Persons had discussions with representatives of the Issuer regarding such offering and the Reporting Persons indicated that they were not inclined to purchase additional shares of Common Stock in the offering on the terms proposed by the Company. In addition, representatives of the Reporting Persons indicated the terms on which they may be inclined to purchase additional shares of Common Stock, which terms included a right to designate representatives to the board of directors of the Issuer (the “Board”).

The Reporting Persons intend to meet and have discussions with members of the Board and senior management of the Issuer to discuss the Issuer’s business, strategies and capital structure, including a potential financing transaction with the Reporting Persons and/or their affiliates and improvements to the Issuer’s corporate governance.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including without limitation, the Issuer’s financial positions, results and strategic direction, price level of the Common Stock, the Issuer’s and others’ response to the matters to be discussed with the Reporting Persons, actions taken by management of the Issuer and the Board, other investment opportunities available to the Reporting Persons, conditions in the securities and capital markets, and general economic and industry conditions, the Reporting Persons may, from time to time and at any time, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, but not limited to: communication with management, the Board, other stockholders, industry participants and other interested and relevant parties about the Issuer and about various other items described in subparagraphs (a)-(j) of Item 4 of Schedule 13D; requesting or proposing one or more nominees for election or appointment to the Board; purchasing additional securities of the Issuer in the open market or otherwise; entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure to their investment in the Issuer; and/or engaging in any hedging or similar transactions with respect to such holding. The Reporting Persons reserve the right to sell some or all of the Reporting Person’ respective holdings in the Issuer in the open market or otherwise, at any time and from time to time, and/or to otherwise change their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer

(a) Each of MAC, MDRA GP and Monarch GP indirectly beneficially own 34,004,850 shares of Common Stock. Such shares represent 18.86% of the 180,299,695 shares of Common Stock outstanding as of December 31, 2014. MDRF directly beneficially owns 14,127,172 shares of Common Stock, which represent 7.84% of the 180,299,695 shares of Common Stock outstanding as of December 31, 2014. The percentages used herein and in the rest of this Schedule 13D are calculated based upon a number of outstanding shares consisting of 180,299,695 shares of Common Stock reported as outstanding in the Company’s Preliminary Prospectus Supplement, dated as of June 9, 2015. None of the other individual Funds own a number of shares of Common Stock representing more than 5% of the outstanding shares of Common Stock.

(b) MAC, MDRA GP and Monarch GP share voting and dispositive power over 34,004,850 shares of Common Stock held directly by the Funds with each applicable Fund directly holding such shares, including the 14,127,172 shares of Common Stock held by MDRF.

(c) On April 13, 2015, MAC, MDRA GP and Monarch GP indirectly acquired via open-market purchase an additional 10,000 shares of Common Stock at a price of $2.0000 per share, with a settlement date of April 16, 2015.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have entered into an agreement (the “Joint Filing Agreement”) with respect to the joint filing of this statement and any amendment hereto, pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act. The description of the Joint Filing Agreement contained in this Schedule 13D is qualified in its entirety by reference Exhibit 99.1 hereto.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

99.1	Joint Filing Agreement, dated as of June 9, 2015 by and among the Reporting Persons.

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2015	MONARCH DEBT RECOVERY MASTER FUND LTD

By: Monarch Alternative Capital LP, its Investment Manager

By: MDRA GP LP, its General Partner

By: Monarch GP LLC, its General Partner

	By:	/s/ Michael Weinstock
	Name:	Michael Weinstock
	Title:	Member

Dated: June 9, 2015	MONARCH ALTERNATIVE CAPITAL LP

By: MDRA GP LP, its General Partner

By: Monarch GP LLC, its General Partner

	By:	/s/ Michael Weinstock
	Name:	Michael Weinstock
	Title:	Member

Dated: June 9, 2015	MDRA GP LP

By: Monarch GP LLC, its General Partner

	By:	/s/ Michael Weinstock
	Name:	Michael Weinstock
	Title:	Member

Dated: June 9, 2015	MONARCH GP LLC

	By:	/s/ Michael Weinstock
	Name:	Michael Weinstock
	Title:	Member

SCHEDULE I

Monarch Debt Recovery Master Fund Ltd

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Phillip Dickie	Windward 1, Regatta Office Park West Bay Road PO Box 897 Grand Cayman KY1-1103 Cayman Islands	Director of Certain Cayman entities	Canada

Allison B. Nolan	Athena International Management Ltd. P.O. Box 30145 Grand Cayman KY1-1201 Cayman Islands	Director of certain Cayman entities	United Kingdom & Cayman Islands

Michael Weinstock	535 Madison Avenue New York, NY 10022	Chief Executive Officer of Monarch Alternative Capital LP	United States

Monarch GP LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Andrew Herenstein	535 Madison Avenue New York, NY 10022	Managing Principal of Monarch Alternative Capital LP	United States

Christopher Santana	535 Madison Avenue New York, NY 10022	Managing Principal of Monarch Alternative Capital LP	United States

Michael Weinstock	535 Madison Avenue New York, NY 10022	Chief Executive Officer of Monarch Alternative Capital LP	United States